EXHIBIT D

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Average Price per Common Share	Type of Transaction	Number of Common Shares Purchased
November 27, 2024	$5.7241	Open Market Transaction	41,059
November 29, 2024	$5.6375	Open Market Transaction	8,941
November 29, 2024	$5.4618	Open Market Transaction	10,000
December 2, 2024	$5.6525	Open Market Transaction	49,672
December 3, 2024	$5.8167	Open Market Transaction	50,328
December 5, 2024	$5.6152	Open Market Transaction	50,000
December 6, 2024	$5.4843	Open Market Transaction	40,000
December 10, 2024	$5.5604	Open Market Transaction	25,000
December 18, 2024	$5.1478	Open Market Transaction	15,140
December 18, 2024	$5.1699	Open Market Transaction	9,860